## Top Skills

Foreign Exchange
Management
Financial Analysis

## Languages

English (Native or Bilingual)
French (Native or Bilingual)
Flemish (Native or Bilingual)

# Bertrand Velge

Managing Director at Graftyset Limited
Tonbridge

## Experience

**Graftyset Limited**
Managing Director
April 2011 - Present (11 years 2 months)
Kent, United Kingdom

**Otterden Vintners limited**
Managing Director
April 1998 - 2011 (13 years)
Kent, UK

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## Education

**Université catholique de Louvain**
Business/Managerial Economics